UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2025

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On September 5, 2025, BioNTech SE and Duality Biologics (Suzhou) Co., Ltd. (“DualityBio”) announced that the pivotal Phase 3 trial (NCT06265428) which DualityBio is conducting in China to evaluate trastuzumab pamirtecan (BNT323/DB-1303) versus trastuzumab emtansine (T-DM1) in patients with HER2-positive unresectable or metastatic breast cancer who have previously received trastuzumab and a taxane-based chemotherapy met its primary endpoint of progression free survival at a pre-specified interim analysis. The press release is attached hereto as Exhibit 99.1.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Ramón Zapata-Gomez	By:	/s/ Dr. Sierk Poetting
	Name: Ramón Zapata-Gomez		Name: Dr. Sierk Poetting
	Title: Chief Financial Officer		Title: Chief Operating Officer
Date: September 5, 2025

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	BioNTech and DualityBio Announce Phase 3 Trial of ADC Candidate BNT323/DB-1303 Met Primary Endpoint of Progression Free Survival in HER2-Positive Metastatic or Unresectable Breast Cancer